

ALEXCO MOVES FORWARD TO PRODUCTION AT KENO HILL

Alexco Also Announces Receipt of Draft Water Use License and Changes to Silver Streaming Agreement

(All amounts expressed in Canadian Dollars unless otherwise indicated)

Vancouver, June 24, 2020 – Alexco Resource Corp. (NYSE American/TSX: AXU) ("**Alexco**" or the "**Company**") is pleased to announce that it has received a draft amended and renewed water use license (the "**WUL**") for the Keno Hill Silver District (the "**District**" or "**Keno Hill**") from the Yukon Water Board. With the draft terms and conditions of the water license now issued and established (please see Appendix I hereto for details of certain terms of the draft WUL), the Company is moving forward with final development of its mines at Keno Hill, anticipating initial concentrate production and silver sales in Q4 2020. The Company has also entered into a non-binding term sheet (the "**Term Sheet**") to beneficially amend its silver purchase streaming agreement with Wheaton Precious Metals Corp. ("**Wheaton**").

Keno Hill Capital Development and Operations

During 2020 Alexco has been steadily moving forward with surface capital projects at Keno Hill, primarily mill related refurbishments and improvements as well as long lead-time underground equipment procurement in anticipation of ore production, mill commissioning, and concentrate sales in Q4 2020. With the renewed WUL process now nearly complete, the Company has begun preparations to restart underground development work in the Flame & Moth and Bermingham declines where a total of approximately 300 meters ("**m**") of ramp development needs to be driven in each mine to reach the first ore access levels. Level access development, ventilation raises, and initial cut and fill ore headings are scheduled for completion in late Q4 2020 with increasing ore production rates anticipated at each deposit in Q1 2021. In the meantime, the Bellekeno mine will be rehabilitated and approximately 20,000 tonnes of ore extracted during the Q3 and Q4 of 2020 and used for mill commissioning and initial concentrate production. Final commissioning and initial silver sales are scheduled in Q4 2020 (please see Appendix II hereto for a summary of the operational and financial highlights for Keno Hill). With the anticipated increase in site development activity, the health and safety of our employees and the communities in which we operate remains the top priority for the Company. Strict health and safety protocols remain in place at Keno Hill and we continue to follow the guidelines of the Yukon Government with respect to travel restrictions.

Separately, Alexco is also mobilizing personnel and equipment to begin the Bermingham deep surface exploration drilling program in July. This 4,000+ m drilling campaign will test for offsets and extensions of the previously discovered silver mineralization approximately 200 m vertically below the NE Zone of the Bermingham deposit, which overall contains an Indicated Mineral Resource of 32.9 million ounces of silver at an average grade of 930 grams per tonne ("**g/t**") silver. The 2020 exploration drilling will be focused at depth, approximately 250 m along strike northeast of the silver mineralization discovered in 2019, where best results returned 1,414 g/t silver over an estimated true width of 8.15 m in the Bermingham Footwall vein structure.

Amendment to Wheaton Streaming Agreement

Alexco and Wheaton have entered into a non-binding Term Sheet to simplify as well as modify the Wheaton

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silver purchase agreement, originally dated October 2, 2008 and as subsequently amended. The parties will enter into an amended and restated agreement to address all amendments to date, including the current proposed amendments. The anticipated effect of the such amendments is two-fold as follows:

1. During the initial two years or eight million ounces of payable silver production, Wheaton will continue to receive 25% of the payable silver stream; however, the silver production payment to Alexco will be adjusted on a curve that reduces downside pricing risk, and enhances upside opportunity (the "Initial Production Payment"). By way of example, in the initial two-year production period and assuming a nominal US$17 per ounce silver pricing market the Wheaton production payment (to Alexco) will increase by approximately 70% per ounce of silver relative to the existing agreement; and

2. Following the initial two-year period, Wheaton will continue to receive 25% of the life of mine payable silver from Keno Hill; however, the production payment will revert to a defined range governed by upper and lower numeric criteria (90% and 10%) based on the silver spot price at the time of delivery of metal to Wheaton.

For clarification, the percentage of the market price which comprises production payment will be determined as follows:

Until the earlier of: (i) two years from first shipment of concentrate; and (ii) delivery of 2 million silver ounces to Wheaton	90 – ((Market Price – 15) * 10); and
Thereafter:	90 – ((Market Price – 13) * 8),

subject to a maximum of 90% and a minimum of 10% in both cases.

And for clarification, using the example set out above, using an approximate silver spot price of US$17 determination of the production payment from Wheaton will be derived as follows:

Initial Production Payment	*90 – ((17 – 15) * 10) = 70% * $17 spot price = US$11.90/oz Silver (Cdn equivalent $16.22/oz Silver using USD/CAD 1.3633)*
Subsequent Production Payment	*90 – ((17 – 13) * 8) = 58% * $17 spot price = US$9.86/oz Silver (Cdn equivalent $13.44/oz Silver using USD/CAD 1.3633)*

As consideration of the foregoing amendments, Alexco has agreed, subject to TSX and NYSE American approval, to issue to Wheaton 2 million common share purchase warrants (the "**Warrants**"), whereby each Warrant would entitle Wheaton to purchase one common share of the Company at an exercise price of $3.50 for a period of five (5) years from the date of issuance.

Clynton Nauman, CEO and Chairman of Alexco commented, "The receipt of the draft Water Use License provides us with the proposed terms and conditions of the final WUL and represents an important regulatory hurdle we had to clear to be able to make a final production decision at Keno Hill. We worked for approximately two and a half years to renew and amend our primary WUL, but also used that time to de-risk the project and add value through exploration. The majority of the remaining capital investment in this project is related to underground development in the first two years of the project. To that end, I want to thank the Wheaton team



for working with us to mitigate pricing risk in the critical first two years by materially increasing the silver production payment while also simplifying the streaming agreement to deliver benefits to both parties over the longer term. As previously mentioned, we have continued with optimization studies and moved steadily forward with mill improvements and other capital projects at site and we are well-positioned for the final push to production. Lastly but most importantly, on completion of a $20 million equity financing we will be fully financed through production with a fair amount of flexibility."

Brad Thrall, President of Alexco added, "As per our March 2019 PFS, underground mining will start in the past producing Bellekeno mine, while we resume underground development at the Bermingham and Flame & Moth deposits. We have started to deploy resources while continuing to observe the strict COVID-19 health and safety protocols that are still in place to protect the well-being of our employees, contractors, and communities. In this scenario, we are confident that we can achieve first concentrate production in Q4 2020 ramping up to full capacity production of 400 tonnes per day in the first half of 2021. I would like to thank our employees, the First Nation of Na-Cho Nyak Dun, the Yukon Government, and our long-time shareholders for their dedication and support during the past couple of years. We look forward to updating you on our progress as Alexco becomes Canada's only primary silver producer."

Qualified Persons

The disclosure in this news release of scientific and technical information regarding exploration projects on Alexco's mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while the information regarding mine development and operations has been reviewed and approved by Neil Chambers, P.Eng., Chief Mine Engineer, both of whom are Qualified Persons as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("**NI 43-101**").

About Alexco

Alexco is a Canadian primary silver company that owns the majority of the historic high-grade Keno Hill Silver District in Canada's Yukon Territory. Alexco has a long history of expanding Keno Hill's mineral resources through successful exploration and is currently advancing Keno Hill to production. In 2019, the Company published a positive pre-feasibility study that estimates production of 1.18 million tonnes of ore at an average rate of 430 tonnes per day at an average grade of 805 grams per tonne silver over an 8-year mine life from the Flame & Moth, Bermingham, Bellekeno and Lucky Queen deposits. Keno Hill has excellent potential to continue growing through continued exploration of the known deposits and other highly prospective areas in the District.

Contact

Clynton R. Nauman, Chairman and Chief Executive Officer
Kettina Cordero, Director of Investor Relations
Phone: (778) 945-6577
Email: info@alexcoresource.com



*Some statements ("**forward-looking statements**") in this news release contain forward-looking information concerning the non-binding Term Sheet with Wheaton, plans related to Alexco's business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to the anticipated receipt of the WUL; the proposed amendments to the silver purchase streaming agreement with Wheaton; plans with respect to development and operations at the Keno Hill project; compliance with health and safety protocols as well as the guidelines of the Yukon Government with respect to travel restrictions. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others; risks and uncertainties relating to the COVID-19 pandemic including but not limited to business closures, quarantines and a general reduction in consumer activity; actual results and timing of exploration and development, mining, environmental services and remediation and reclamation activities; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineral resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to, the assumption that the final WUL will be issued in a timely manner on substantially the same terms and conditions as set out in the draft WUL; all conditions precedent to the entry into an amended and restated agreement with Wheaton as contemplated in the non-binding Term Sheet will be satisfied as anticipated and in a timely manner; all regulatory approvals of the issuance of Warrants to Wheaton will be obtained in a timely manner;; that the circumstances surrounding the COVID-19 pandemic, although evolving, will stabilize or at least not worsen; that the extent to which COVID-19 may impact the Company, including without limitation disruptions to the mobility of Company personnel, costs associated with implementation of health and safety protocols, increased labour and transportation costs, and other related impacts, will not change in a materially adverse manner; Alexco will be able to raise additional capital as necessary, that the proposed exploration and development activities will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.*



Appendix I

Comments on Draft Amended and Renewed Water Use License

The Company has received from the Yukon Water Board a draft of the renewed and amended Keno Hill WUL. The WUL authorizes Alexco to source and use water as well as deposit designated waste streams into approved facilities in and around planned production centers at the Bellekeno, Flame & Moth and Bermingham mines as well as the mill facility. The term of the license is 17 years. The Lucky Queen and Onek deposits, which are permitted under the Quartz Mining License, are not included in the renewed WUL. These deposits are not included in the first five years of the Company's production plan. For complete details on the terms and conditions of the draft WUL, a copy can be found on the Yukon Water Board's website at https://apps.gov.yk.ca/waterline/f?p=127:LOGIN.

Appendix II

Keno Hill Highlights – 2019 Pre-feasibility Study[1]

Operational Highlights	
Mine life	8 years
Mine plan	1.18 million tonnes at average 805 g/t Ag
Mining operation	Underground mining – cut and fill/longhole
Annual Ag production	~4 million ounces Ag/year
Processing rate	400 tpd; increasing to 550 tpd in year 3/4
All-in Sustaining Costs[2]	~US$11.94/oz Ag (net of by-product credits)
Financial Highlights	
Pre-production Capex	$17.9 M
Working Capital	$5.3 M
Average LOM net smelter return	$554/tonne of ore
Direct operating costs	$321/tonne of ore
After tax NPV	$101.3 M
After Tax IRR	74%

[1] *Refer to news release dated March 28, 2019 entitled "Alexco Announces Positive Pre-Feasibility Study for Expanded Silver Production at Keno Hill Silver District, available at www.alexcoresource.com*
[2] *AISC is a non-GAAP measure calculated on a produced (contained) basis net of by-products, as defined by the World Gold Council. Calculated using the following Average Prices: Ag US$ 17.91/oz, Au US$ 1,325/oz, Pb US$ 1.00/lb, Zn US$ 1.22/lb. and US$/CDN$ FX of $0.76.*